# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gouverneur Bancorp, Inc., CIK 0001978811
CUSIP: 38358M109
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 42 Church Street, Gouverneur, New York (NY), 13642
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001591377

## Reporting persons
- Oppenheimer-Spence Financial Services Parternship, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 60,823; shared voting power 0; sole dispositive power 60,823; shared dispositive power 0; aggregate amount beneficially owned 60,823 (5.81% of the class)
- Oppvest, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 60,823; shared voting power 0; sole dispositive power 60,823; shared dispositive power 0; aggregate amount beneficially owned 60,823 (5.81% of the class)
- Carl K. Oppenheimer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 60,823; shared voting power 0; sole dispositive power 60,823; shared dispositive power 0; aggregate amount beneficially owned 60,823 (5.81% of the class)
- Oppenheimer + Close, LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 60,823; shared voting power 0; sole dispositive power 60,823; shared dispositive power 0; aggregate amount beneficially owned 60,823 (5.81% of the class)

## Item 1. Issuer
Name of issuer: Gouverneur Bancorp, Inc.
Address of issuer's principal executive offices: 42 Church Street, Gouverneur, NEW YORK 13642

## Item 2. Person Filing
Name of person filing:
Oppenheimer-Spence Financial Services Partnership, LP
Oppvest, LLC
Carl K. Oppenheimer
Address of principal business office or, if none, residence:
119 West 57th Street
Suite 1515
New York, NY 10019
Citizenship:
Delaware
Delaware
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
60,823
60,823
60,823
60,823
Percent of class:
5.8%
5.8%
5.8%
5.8
Sole power to vote or to direct the vote:
60,823
60,823
60,823
60,823
Shared power to vote or to direct the vote:
0
0
0
0
Sole power to dispose or to direct the disposition:
60,823
60,823
60,823
60,823
Shared power to dispose or to direct the disposition:
0
0
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Oppenheimer-Spence Financial Services Parternship, LP: Carl K. Oppenheimer, Managing Member (02/10/2026)
- Oppvest, LLC: Carl K. Oppenheimer, Managing Member (02/10/2026)
- Carl K. Oppenheimer: Carl K. Oppenheimer, Managing Member (02/10/2026)
- Oppenheimer + Close, LLC: Carl K. Oppenheimer, Managing Member (02/10/2026)